SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Fox Entertainment Group, Inc.

(Name of Subject Company)

Fox Entertainment Group, Inc.

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.01 Par Value

(Title of Class of Securities)

35139T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

Fox Entertainment Group, Inc.

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard I. Beattie, Esq.

Charles I. Cogut, Esq.

Gary I. Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Statement”) amends and supplements the Solicitation/Recommendation Statement (the “Schedule 14D-9”), filed on January 24, 2005 by Fox Entertainment Group, Inc., a Delaware corporation (“Fox”), and Amendment No. 1 thereto, filed on January 28, 2005 by Fox, each relating to the tender offer by News Corporation, through its wholly-owned subsidiary Fox Acquisition Corp, a Delaware corporation (“Fox Acquisition Corp” and, together with News Corporation, the “Bidders”), to exchange 1.90 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights), for each share of outstanding Class A common stock, par value $0.01 per share, of Fox (collectively, the “Class A Shares”), as disclosed in a preliminary prospectus and offer to exchange (the “Offer to Purchase”) filed on Schedule TO (the “Schedule TO”) and contained in a registration statement on Form S-4 (the “Form S-4”), each as filed by the Bidders with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2005 (and as amended through February 3, 2005) on the terms and conditions set forth in Schedule TO (collectively, the “Offer”).

Item 2.

Item 2 is hereby supplemented by adding the following text as a second paragraph under the heading “Special Committee” on page 5 of the Schedule 14D-9:

According to the Offer to Purchase, as of January 24, 2005, News Corporation owned approximately 78% of the equity and 97% of the voting power of NDS Group, pl, and, in compensation for his service as a director of NDS Group, plc, Mr. Powers was paid slightly less than $100,000 for NDS Group, plc’s fiscal year ended June 30, 2004. In addition, according to the Offer to Purchase, NDS Group, plc amended its Articles of Association in November, 2004, to cap at $1 million per year the amount of fees payable to all NDS Group, plc outside directors in the aggregate. As of January 25, 2005, according to the Offer to Purchase, three of NDS Group, plc’s seven directors were directors and executive officers or employees of News Corporation, three of NDS Group, plc’s directors were outside directors and one of NDS Group, plc’s directors was an executive of NDS Group, plc.

Item 8.	Additional Information.

Item 8 is hereby supplemented by adding the following text before the last paragraph on page 13 of the Schedule 14D-9:

Most Recent Quarterly Financial Results

On February 2, 2005, Fox and News Corporation released their respective financial results for the quarter ended December 31, 2004. A copy of the respective press releases, as well as a transcript of the related conference call held on February 2, 2005, are attached as exhibits to this Statement and are incorporated by reference.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(32)	Press release of Fox Entertainment Group, Inc. announcing its financial results for the quarter ended December 31, 2004, dated February 2, 2005 (incorporated by reference to Exhibit 99.1 to Fox Entertainment Group, Inc.’s Form 8-K filed on February 2, 2005)

(a)(33)	Press release of News Corporation announcing its financial results for the quarter ended December 31, 2004, dated February 2, 2005 (incorporated by reference to Exhibit 99.1 to News Corporation’s Form 8-K filed on February 2, 2005)

(a)(34)	Transcript of the conference call held by News Corporation and Fox Entertainment Group, Inc. on February 2, 2005 (incorporated by reference to Exhibit 99.1 to News Corporation’s Form 8-K filed on February 3, 2005)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOX ENTERTAINMENT GROUP, INC.

By:	/s/ CHRISTOS M. COTSAKOS
Name:	Christos M. Cotsakos
Title:	Director and Member of the Special Committee*

Dated: February 3, 2005

*	—Evidence of authority to sign on behalf of Fox Entertainment Group, Inc. is filed as an exhibit

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